14049855

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43340

SEC
Mail Processing
Section
MAR 04 2014
Washington DC
404

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 AND ENDING 12/31/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LOMBARD SECURITIES INCORPORATED**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1820 Lancaster Street
(No. and Street)

Baltimore, MD 21231
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William S. Socha (410) 342-1300
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1776 K STREET, NW, SUITE 840, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OD 3/28/14

OATH OR AFFIRMATION

I, William S. Socha, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of Lombard Securities Incorporated, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Teresa L. Wolf
Notary Public
Baltimore City, MD
My Commission Expires
3/27/2017

[signature]
Signature

Chief Operating Officer
Title

Teresa L. Wolf
Notary Public 2.28.14

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOMBARD SECURITIES INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

LOMBARD SECURITIES INCORPORATED AND SUBSIDIARIES
STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2013

CONTENTS

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

INDEPENDENT AUDITORS' REPORT

Board of Directors
Lombard Securities Incorporated and Subsidiaries
Baltimore, MD

We have audited the accompanying statement of financial condition of Lombard Securities Incorporated and Subsidiaries as of December 31, 2013, and December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lombard Securities Incorporated and Subsidiaries as of December 31, 2013, and December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

Washington, DC
February 28, 2014

LOMBARD SECURITIES INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

	2013	2012
ASSETS		
Cash and Cash Equivalents	$ 745,619	$ 580,606
Cash Held for the Exclusive Benefit of Customers	150	150
Receivable from Clearing Firm	60,459	78,452
Commissions and Fees Receivable	29,877	20,243
Investment Securities	-	149,991
Prepaid Expenses	44,216	46,464
Furniture and Equipment – Net	25,921	35,772
Clearing Deposit	100,080	105,045
Other Assets	56,677	59,145
Total Assets	$ 1,062,999	$ 1,075,868
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Compensation Payable	$ 234,062	$ 242,903
Accounts Payable and Accrued Liabilities	63,525	56,814
Total Liabilities	297,587	299,717
STOCKHOLDERS' EQUITY		
Common Stock ($.01 Par Value 100,000 Shares Authorized, 26,819 Issued and 23,769 Outstanding)	268	268
Additional Paid-in Capital	1,478,591	1,478,591
Retained Earnings	(595,372)	(602,305)
Treasury Stock	(118,075)	(100,403)
Total Stockholders' Equity	765,412	776,151
Total Liabilities and Stockholders' Equity	$ 1,062,999	$ 1,075,86

See accompanying Notes to Financial Statements

NOTE 1 – ORGANIZATION

Lombard Securities Incorporated (the "Company") was incorporated in the State of Maryland in July, 1990 and is a securities broker-dealer located in Baltimore, Maryland. The Corporation is registered with the Securities and Exchange Commission (SEC), is a member of Financial Industry Regulatory Authority (FINRA), Securities Investors Protection Corporation (SPIC) and the Municipal Securities Rulemaking Board (MSRB).

Lombard Agency, Inc., a wholly-owned subsidiary, was incorporated in the State of Maryland in January, 1991 as an insurance brokerage agency.

Lombard Advisers Incorporated, a wholly-owned subsidiary, was incorporated in the State of Maryland in August, 1994 as an investment adviser.

The Company is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Company operates pursuant to the exemptive provisions of Paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3. This prohibits the Company from carrying customer margin accounts, or otherwise holding customer funds or securities, or performing custodial duties with respect to customers' securities. It also requires the Company to promptly deliver all customer funds and securities related to mutual fund transactions and to transact all customer securities transactions through a special reserve bank account for the exclusive benefit of its customers. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a broker/dealer.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated statements of financial condition, income, changes in stockholders' equity, and cash flows include the accounts of the Company and its wholly owned subsidiaries, Lombard Agency, Inc. and Lombard Advisers Incorporated. All significant intercompany balances and transactions between the Company and its subsidiaries have been eliminated in the consolidation.

Reclassifications - Prior period financial statement amounts have been reclassified to conform to current period presentation.

Revenue Recognition - Commission income and related expense from security transactions are recorded on a trade date basis. Investment advisory fees charged to customers are billed quarterly but are recognized on pro rata basis over the quarter as earned

Cash and Cash Equivalents - The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Owned - Securities owned are valued at their fair market value, determined from quoted market prices.

Property and Equipment - Furniture and equipment are stated at cost net of $240,434 accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, usually 5 years. Depreciation expense for the year ended December 31, 2013, was $12,915.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes are provided for temporary differences arising between the tax basis of assets and liabilities and their respective book basis as reported in the financial statements. As of December 31, 2013, the Company has a net operating loss carry forward of approximately $398,000 for income tax purposes. These carry forwards expire starting in the year ending December 31, 2018 and will be completely expired by December 31, 2032. No deferred tax assets have been recorded in the accompanying balance sheet due to the uncertainty of realization. Similarly, no provision for income taxes is recorded in the accompanying statement of income, as the tax expense computed at the statutory Federal and state income tax rates has been offset by a change in valuation allowance. In general the prior three years tax returns filed with various taxing agencies are open to examination.

Supplemental Cash Flow Disclosure - No cash was paid for income taxes or interest during the year ended December 31, 2013.

NOTE 3 - COMMISSIONS RECEIVABLE

Commissions receivable represent amounts due to the Company from its clearing broker relating to client securities transactions introduced by the Company.

NOTE 4 - CLAIMS AND ASSESSMENTS

The Company is generally engaged in ongoing legal matters.

NOTE 5 - OFF-BALANCE-SHEET RISK

A clearing broker/dealer carries all of the accounts of the clients of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities related to client transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that clients may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its clients and verify that client transactions are executed properly by the clearing broker/dealer.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. At December 31, 2013, the Company is in compliance with this rule.

Lombard Advisers Incorporated, a wholly-owned subsidiary of the Company, is required to compute net capital pursuant to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) on a stand-alone basis. At December 31, 2013, Lombard Advisers Incorporated had net capital of $35,094.

NOTE 7 - LEASE COMMITMENTS

The Company has entered into a lease for office facilities which expires on March 31, 2017. In addition to the base rent specified in the lease, it is subject to escalation based on increases in real estate tax and operating expenses. Future minimum lease payments required under this operating lease exclusive of those escalations are as follows:

2014	$	100,145
2015		103,059
2016		106,061
2017		26,704
Total	$	335,969

Rent expense for the year ended December 31, 2013 was $104,571.

NOTE 8 - EMPLOYEE PENSION PLAN

The Company has an employee pension plan whereby the Company matches a portion of the contributions made by the employees. All employees meeting certain age and service requirements are eligible to participate in the plan.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 28, 2014, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

Board of Directors
Lombard Securities Incorporated
Baltimore, MD

In planning and performing our audit of the consolidated financial statements of Lombard Securities, Incorporated, (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Bathlof & Company, P.C.

Washington, DC
February 28, 2014